April 3, 2012

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On January 19, 2012, Northern Lights Variable Trust (the “Registrant”), on behalf of the Mariner Hyman Beck Portfolio (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 46 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 6, 2012, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

General

1.

Comment:

Please provide a response letter filed as correspondence prior to filing any pre- or post-effective amendments to the Registrant’s registration statement relating to the Portfolio.  Additionally, please file an amendment under Rule 485(a) as the changes to the registration statement to be made in response to comments are material.

Response:

The Registrant confirms that it will file a response letter as correspondence prior to filing any amendments to the Registrant’s registration statement relating to the Portfolio.  The Registrant also confirms that an amendment will be filed pursuant to Rule 485(a).  Registrant intends to request acceleration be granted in order to obtain an effective date on or before May 1, 2012.

2.

Comment:

The filing contained certain missing information.  Please confirm that all missing information will be included in an amendment.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information.

3.

Comment:

Please confirm that the Advisory Agreement is consistent with Section 15 of the Investment Company Act of 1940 and that in the process of approving the investment advisory agreement, the Trustees reviewed fees of comparable funds.

Response:

Registrant confirms that the Advisory Agreement is consistent with Section 15 and that in the process of approving the investment advisory agreement, the Board, including the Independent Trustees, reviewed a variety of information regarding the Adviser and reviewed fee information related to comparable funds.

Prospectus

4.

Comment:

Please indicate on the Cover Page of the Prospectus that the Mariner Hyman Beck Portfolio is a series of Northern Lights Variable Trust.

Response:

The Registrant notes that it has made such a disclosure on the cover page of the Statement of Additional Information but does not believe it is industry practice to make such a disclosure on the cover page of the Prospectus and that such disclosure is consistent with the Registrant’s understanding of the Form N-1A instructions.

5.

Comment:

Please clarify in the Prospectus whether the Fund may directly invest in Underlying Funds, or if investments in Underlying Funds may only be made indirectly through the Subsidiary.

Response:

The Registrant has added clarifying disclosure noting that the Fund does not intend to invest directly in Underlying Funds.

6.

Comment:

Please clarify in the Prospectus whether Underlying Funds includes ETFs and other mutual funds.

Response:

Registrant has revised the Prospectus to clarify the definition of Underlying Funds:

“securities of limited partnerships, corporations, limited liability companies and other types of pooled investment vehicles.”

7.

Comment:

Please clarify in the prospectus the meaning of and difference between “multi-strategy single portfolio managers” and “multiple strategy specific portfolio managers.”

Response:

Registrant has revised the Prospectus to read as follows:

“This strategy can be deployed by investing  assets with  a single portfolio manager and/or fund that employs multiple strategies , or by investing in multiple specialist managers and/or funds (each an "Underlying Fund").”

8.

Comment:

Please clarify whether the Portfolio will have subadvisers.  If so, please include disclosure about the sub-advisers.  If not, please explain why individual managers are treated as portfolio managers.

Response:

The Portfolio will NOT be managed by subadvisers.  Registrant notes the discussion of managers for the Underlying Fund is included to clarify that the Subsidiary could invest in various alternative investments, including a multi-strategy Underlying Fund, or multi-strategy products managed by the same portfolio manager or a variety of funds managed by different managers.

9.

Comment:

In the portfolio summary and fee table, please add a line item for acquired fund fees and expenses, if applicable.  Otherwise, adjust the footnote to remove the reference to Underlying Fund in the heading.

Response:

Registrant has revised the heading to remove the reference to Underlying Funds.

10.

Comment:

Please confirm that the Management Fee will be grossed up in the Fee Table, to reflect payment of Management Fees by the Subsidiary.  You noted that the Total Annual Portfolio Operating Expenses may be reduced to reflect total annual fee waivers by the adviser for Management Fees of Subsidiary.

Response:

Registrant notes the Subsidiary is not paying a Management Fee, so the Management Fee as reflected in the table is correct.

11.

Comment:

With respect to Footnote 2, the fee does not include expenses of commodity pools.  If the Subsidiary has controlling interest in any commodity pool, those fees should be consolidated and reflected in the Portfolio’s financial statements and Fee Table of the Portfolio.

Response:

The Subsidiary will not have a controlling interest in any commodity pool.

12.

Comment:

With respect to the contractual fee reimbursement agreement referenced in the Prospectus, assuming such agreement will be in effect for at least one year after the date of the Prospectus, update the Fee Table to reflect such expense reimbursement agreement.

Response:

The Fee Table in the Prospectus does not include a references to the fee waiver and expense reimbursement agreement, because the operating expenses of the Fund are currently estimated to be lower than the expense cap in effect.  In the future, if the actual expenses exceed the expense cap, the Registrant will update the table accordingly.

13.

Comment:

The Subsidiary will also need to sign the Registration Statement.

Response:

As of the date of this response, the Subsidiary has not yet been fully constituted.  The Subsidiary will be formed prior to the Portfolio’s launch date and Registrant hereby undertakes to have directors of the Subsidiary sign future filings of the Registration Statement, once it is constituted.

14.

Comment:

In the discussion of the Global Macro Managed Future Overlay, please use plain English to explain “overlay.”  The disclosure as drafted is unclear.

Response:

The Registrant reviewed the overlay-related disclosure and we have revised the disclosure to clarify this is an investment strategy.  Registrant believes the concept of “overlay” is generally understood by prospective shareholders and does not believe it can restate such disclosure in a manner that would better assist prospective investors .

15.

Comment:

In the discussion of “tactical strategy,” please use plain English or explain further.  The disclosure as drafted is unclear.

Response:

The Registrant has revised the reference to “tactical strategy”  to read:

“4) across different types of strategies such as ….”

16.

Comment:

Please explain more clearly how the Portfolio’s “fundamental strategy” relates to its “overall strategy.”

Response:

The Registrant has removed reference to “fundamental” in the strategy description of its Macro Managed Futures Overlay Strategy. We believe this clarifies the disclosure, as the Macro Managed Futures Overlay Strategy is one of the Fund’s primary investment strategies.

17.

Comment:

Please present the information regarding Underlying Funds and the Subsidiary in separate paragraphs.

Response:

The Registrant has amended disclosures to present the information regarding Underlying Funds and the Subsidiary in separate paragraphs as requested.

18.

Comment:

In your disclosure regarding Underlying Funds Risk, please clarify if the fee has an upside and downside component.  (§ 205 requirements)

Response:

The Registrant notes that performance fees may be paid to Underlying Funds for positive returns and do not contain a penalty element.  The Registrant does not believe that additional risk disclosure is warranted.

19.

Comment:

With regards to the potential performance fees referenced in connection with the Underlying Funds, what is the applicable period – 12 mos? 24 mos? 36 mos?

Response:

The Registrant notes that performance fee measurement periods vary by Underlying Fund and cannot be meaningfully estimated or predicted prior the operation of the Fund.

20.

Comment:

Under Performance, please move the disclosure regarding financial information to be mailed in semi-annual reports to shareholders outside the Items 1-8 disclosures.

Response:

The Registrant has deleted the reference to semi-annual reports in the Item 1-8 disclosure as requested.

21.

Comment:

Under the bullet point for “Underlying Funds Risks - Additional Risks,” please explain what is meant by “certain restrictions on acquisition…”

Response:

The Registrant has amended the disclosure to specify that some Underlying Funds in which the Portfolio may seek to invest may be only open for additional investment on a weekly, monthly, or quarterly basis or may be closed to new investment.

22.

Comment:

Verify in your response that there is no possibility a performance fee will be paid outside the Subsidiary context.

Response:

The Registrant confirms that the Portfolio does not intend to invest directly in Underlying Funds.  Therefore, the payment of any performance fees will be paid by the Subsidiary.

In addition to the foregoing, each of the typographical errors you pointed out have been corrected in the Registration Statement.

*     *     *     *     *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:  (i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or Cassandra Borchers at 513.352.6632 with any questions or comments concerning the foregoing.

/s/ JoAnn Strasser

JoAnn Strasser